EXHIBIT 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE Amex: SA	March 29, 2012

Toronto, Canada…Seabridge Gold Inc. announced today that it has filed its Audited Consolidated Financial Statements and its Management’s Discussion and Analysis for the year ended December 31, 2011 on SEDAR (www.sedar.com). To review these documents on the Company’s website, please see:
http://www.seabridgegold.net/sharefinrep.php.

The Company reported a net loss for the year ended December 31, 2011 of $20.1 million or $0.48 per share compared to a net profit of $3.3 million or $0.08 per share for 2010. The majority of the 2011 expenses related to administrative expenses including the fair value of options granted in the current and prior years. In 2010, the Company sold its residual interest in the Noche Buena project in Mexico for a gain $10.2 million.

In 2011, the Company incurred $27.6 million of expenditures at KSM and filed an updated preliminary feasibility study, increasing mineral reserves to 38.5 million ounces of gold and 10 billion pounds of copper. Additional work was completed in 2011 in preparation of a new preliminary feasibility study, expected in the second quarter of 2012. Also in 2011, $13.2 million of expenditures were incurred at Courageous Lake that culminated in a new resource estimate and the completion of a revised economic assessment. Work continued at Courageous Lake throughout the year and the Company expects to release the results of the first preliminary feasibility study for the project in the second quarter of 2012.

The Company completed two financings in 2011, raising gross proceeds of $57.4 million. The Company ended the year with $54.3 million of cash and short-term deposits, up from $30.8 million at December 31, 2010.

The Company’s principal assets are the 100% owned KSM property located near Stewart, British Columbia, Canada and the 100% owned Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Corporation’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Corporation’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Corporation’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Corporation’s December 31, 2011 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Forward-looking statements are based on the beliefs, estimates and opinions of the Corporation’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net